Exhibit 99.a

Central Gold-Trust Closes
Public Offering of Approximately US$18,840,250 Million

TSX SYMBOLS: GTU.UN and GTU.U

AMEX SYMBOL: GTU

FOR IMMEDIATE RELEASE
For release on April 5, 2007

On Canada News Wire and U.S. Disclosure Circuit

TORONTO, Ontario (April 5, 2007) - Central Gold-Trust is pleased to announce that it has completed the sale of 715,000 Units of the Trust at U.S.$26.35, for gross proceeds of U.S.$18,840,250.  The Units were sold pursuant to a public offering through the Trust’s agents CIBC World Markets Inc., as lead agent, and Cormark Securities Inc. (formerly Sprott Securities Inc.).

The underwritten price of U.S.$26.35 per Unit for the total of 715,000 Units was non-dilutive and accretive for the existing Unitholders of Central Gold-Trust.  The bulk of the net proceeds of the offering have been used to purchase physical gold bullion, in keeping with the investment policies established by the Board of Trustees of Central Gold-Trust. The capital raised by this offering is expected to reduce the operating expense ratio in favour of the Unitholders of Central Gold-Trust.

Units of Central Gold-Trust are eligible investments for RRSPs, DPSPs, RRIFs, and RESPs and most other North American retirement accounts.

Central Gold-Trust, launched in April, 2003, is a passive, single purpose, self-governing closed-end trust, approximately 98% invested in long-term holdings of gold bullion, substantially in physical international bars, and does not actively speculate with regard to short-term changes in gold prices.  Gold-Trust’s gold bullion is held unencumbered in allocated, segregated and insured safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce.  The gold bullion is physically audited by Ernst & Young in the presence of Gold-Trust Officers and Trustees as well as bank officials.

You may obtain a copy of the prospectus filed in the United States from CIBC World Markets Corp., Prospectus Department, 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303, or by e-mail at useprospectus@us.cibc.com.  You may obtain a copy of the prospectus in Canada from CIBC World Markets Inc., 161 Bay Street, Toronto, Ontario, M5J 2S8, fax 416-594-7242.

Units are quoted on the AMEX, symbol GTU and the TSX, symbols GTU.UN (Cdn. $) and GTU.U (U.S. $).

For further information, see www.gold-trust.com, write to info@gold-trust.com, fax 905-648-4196 or contact J.C. Stefan Spicer, President and CEO at 905-304-GOLD.